PARKSIDE SECURITIES, INC.

Financial Statement

December 31, 2021

This financial statement is filed as a public document pursuant
to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission.

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Parkside Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

235 Pine Street, Suite 1300
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thom Hicks	(415) 754-5757	thomas@parksidesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Marc Metcalf_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Parkside Securities, Inc._____, as of __December 31_____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____

Title:

__Chief Financial Officer_____

_____
Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PARKSIDE SECURITIES, INC.

Table of Contents

December 31, 2021

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Parkside Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Parkside Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant losses. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Ernst Wintter + Associates LLP

We have served as the Company's auditor since 2019.
Walnut Creek, California

March 31, 2022

Parkside Securities, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	406,199
Prepaid expenses		21,762
Total assets	$	427,961

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	18,457
Due to stockholder		58,760
Total liabilities		77,217
Stockholder's equity		
Common Stock (1,000 shares authorized, issued		-
and outstanding, par value $.0001)		
Additonal paid-in capital		2,875,000
Accumulated deficit		(2,524,256)
Total stockholder's equity		350,744
Total liabilities and stockholder's equity	$	427,961

See accompanying notes to financial statement.

1. **Organization and Nature of Operations**

Parkside Securities, Inc. (the "Company"), was organized as a Delaware company on October 4, 2018, and is a wholly owned subsidiary of Parkside Technologies, Inc. (the "Stockholder"). The Company was approved as a carrying broker-dealer registered by the Securities and Exchange Commission on January 30, 2019 and is a member of the Financial Industry Regulatory Authority.

The Company intends to provide online brokerage services for cross-border investments in securities. As of December 31, 2021, the Company has not initiated operations or opened any customer accounts. During the year ended December 31, 2021, the Company entered into an omnibus clearing agreement with Apex Clearing Corporation ("Apex"). The Company will invest on behalf of its customers and its accounts with Apex will reflect the Company only as the customer. The Company will be responsible to Apex for all obligations of the accounts.

The Company is a startup broker dealer that depends on the technology platform development and successful fundraising of the Stockholder. Management believes that the Stockholder has a strong history of successful capital raising. In addition, the Company has the ability to reduce costs and is on the cusp of signing new customers. As of the date of this report, the Stockholder has consented to additional fundraising in the form of convertible notes, but its success cannot be determined.

2. **Significant Accounting Policies**

Basis of Presentation

The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks, that are not segregated and deposited for regulatory purposes. The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. No cash equivalents were held as of December 31, 2021.

2. **Significant Accounting Policies (Continued)**

Income Taxes

The Company results are included in the consolidated federal income tax return and the combined California franchise tax return of the Stockholder. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. All returns filed are open to inspection.

Deferred income taxes are recognized for differences between the basis of asset and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. As of December 31, 2021, the Company has recorded no unrecognized tax benefits, interest, or penalties in the financial statement and expects no significant increase or decrease within the next twelve months.

The Company is required to assess the likelihood that deferred tax asset will be realized using more-likely-than-not criteria. To the extent these criteria are not met, the Company is required to establish a valuation allowance against the deferred tax assets. As of December 31, 2021, the Company has a deferred tax asset of $752,954 related to federal and state net operating loss carryforwards with a valuation allowance for the full amount. The Tax Cuts and Jobs Act of 2017 lifted the previous 20-year limit on federal net operating losses (NOLs) carryforwards, but limited NOLs to 80% of taxable income in any one tax period. The California NOLs start expiring in 2038.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments that are required to be recorded at fair value on a recurring basis.

3. **Funds Segregated for Regulatory Purposes**

In accordance with the provision of Rule 15c3-3 under Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for the exclusive benefit of customers and proprietary accounts of brokers (PAB). At December 31, 2021, cash of $0 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934. There were no customers at December 31, 2021.

4. **Related-Party Transactions**

The Company is party to an expense sharing agreement with the Stockholder under which the Company receives services for operational and administrative support. The Company agreed to reimburse the Stockholder for its share of these costs and fully reimburse all direct costs of the Company paid by the Stockholder on its behalf. Cost allocations include, but are not limited to insurance, occupancy and overhead costs. At December 31, 2021, $58,760 was due for expenses under this agreement and other direct costs paid on the Company's behalf. The Company's results of operations and financial position could differ significantly from those obtained if the entities were autonomous.

5. **Net Capital Requirements**

The Company is a broker dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3 1) and, as authorized by FINRA under the alternative standard, is required to maintain a minimum net capital equal to or greater than $250,000 or 2% of aggregate debit item, both as defined. At December 31, 2021, the Company had net capital and net capital requirements of $328,982 and $250,000, respectively. The Company did not have any customers and therefore no aggregate customer debits as of December 31, 2021.

6. **Risk Concentration**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has experienced no losses.

7. **Risks and Uncertainties**

The global pandemic caused by Covid-19 resulted in a high level of uncertainty and volatility that impacted all businesses in all sectors. At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain operational health and safety measures and continues to follow government policies and advice. While there has been no material business impact thus far, the timeframe and outcome of the pandemic are uncertain.

8. **Subsequent Events**

In accordance with FASB ASC 855, *Subsequent Events*, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that existed at the balance sheet date. The Company evaluated events and transactions through March 31, 2022, the date the financial statement was issued noting no subsequent events requiring recording or disclosure in the financial statement or in related notes to the financial statement.

8. Subsequent Events (continued)

On March 21, 2022, the Company made a withdrawal of capital of $50,000 and notified FINRA. The withdrawal caused the Company's net capital to be less than 120% of required net capital (early warning).